UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. ____)

Under the Securities Exchange Act of 1934

iBioPharma, Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

45107K102

(CUSIP Number)

Robert L. Erwin
9 Innovation Way, Suite 100
Newark, Delaware 19711

(302) 355-0650

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Andrew Abramowitz, Esq.
Greenberg Traurig, LLP
200 Park Avenue

New York, New York 10166

August 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 17 Pages)

CUSIP NO. 45107K102	SCHEDULE 13D
Page 2 of 17 Pages

1	NAME OF REPORTING PERSON E. Gerald Kay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,961,544
	8	SHARED VOTING POWER 2,425,051
	9	SOLE DISPOSITIVE POWER 3,961,544
	10	SHARED DISPOSITIVE POWER 2,425,051
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,386,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 27.23%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45107K102	SCHEDULE 13D
Page 3 of 17 Pages

1	NAME OF REPORTING PERSON EGK, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 819,629
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 819,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.49%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45107K102	SCHEDULE 13D
Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Riva Kay Sheppard
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,030,800
	8	SHARED VOTING POWER 1,436,064
	9	SOLE DISPOSITIVE POWER 1,030,800
	10	SHARED DISPOSITIVE POWER 1,436,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,466,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.52%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45107K102	SCHEDULE 13D
Page 5 of 17 Pages

1	NAME OF REPORTING PERSON Christina Kay
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,030,800
	8	SHARED VOTING POWER 1,436,064
	9	SOLE DISPOSITIVE POWER 1,030,800
	10	SHARED DISPOSITIVE POWER 1,436,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,466,864
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.52%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45107K102	SCHEDULE 13D
Page 6 of 17 Pages

1	NAME OF REPORTING PERSON Robert B. Kay
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 211,333
	8	SHARED VOTING POWER 2,086,355
	9	SOLE DISPOSITIVE POWER 211,333
	10	SHARED DISPOSITIVE POWER 2,086,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,297,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.80%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45107K102	SCHEDULE 13D
Page 7 of 17 Pages

1	NAME OF REPORTING PERSON EVJ, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 819,629
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 819,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.49%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45107K102	SCHEDULE 13D
Page 8 of 17 Pages

1	NAME OF REPORTING PERSON Carl DeSantis
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,429,305
	8	SHARED VOTING POWER 3,492,628
	9	SOLE DISPOSITIVE POWER 1,429,305
	10	SHARED DISPOSITIVE POWER 3,492,628
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,921,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.98%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45107K102	SCHEDULE 13D
Page 9 of 17 Pages

1	NAME OF REPORTING PERSON CDS Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 819,629
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 819,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.49%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45107K102	SCHEDULE 13D
Page 10 of 17 Pages
1	NAME OF REPORTING PERSON CD Financial, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,406,293
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,406,293
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,406,293
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.00%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45107K102	SCHEDULE 13D
Page 11 of 17 Pages

1	NAME OF REPORTING PERSON Integrated BioPharma, Inc.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) [x] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,266,706
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,266,706
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.40%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45107K102	SCHEDULE 13D
Page 12 of 17 Pages

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of iBioPharma, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9 Innovation Way, Suite 100, Newark, Delaware 19711.

Item 2. Identity and Background.

(a)     The names of the reporting persons are E. Gerald Kay, EGK, LLC, Riva Kay Sheppard, Christina Kay, Robert B. Kay, EVJ, LLC, Carl DeSantis, CDS Group Holdings, LLC, CD Financial, LLC and Integrated BioPharma, Inc. (collectively, the “Group”).

(b)     The address for E. Gerald Kay, EGK, LLC, Riva Kay Sheppard, Christina Kay, Robert B. Kay and EVJ, LLC is c/o Integrated BioPharma, Inc. (“Integrated BioPharma”), 225 Long Avenue, Hillside, New Jersey 07205.

The address for Carl DeSantis, CDS Group Holdings, LLC and CD Financial, LLC is 95 NE 4th Avenue Delray Beach, Florida 33483.

(c)     The principal occupations of the members of the Group are set forth below. Unless otherwise indicated, each member of the Group is employed by Integrated BioPharma, which is located at 225 Long Avenue, Hillside, New Jersey 07205:

E. Gerald Kay, Chief Executive Officer of Integrated BioPharma

Riva Kay Sheppard, Executive Vice President of Integrated BioPharma

Christina Kay, Executive Vice President of Integrated BioPharma

Robert B. Kay, Chief Executive Officer of the Issuer, located at 9 Innovation Way, Suite 100, Newark, Delaware

Carl DeSantis, Chairman of CDS International Holdings, Inc., located at 95 NE 4th Avenue Delray Beach, Florida 33483

(d)     During the last five years, no members of the Group have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, no members of the Group have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     EGK, LLC, EVJ, LLC and Integrated BioPharma are organized under the laws of the State of Delaware and CDS Group Holdings, LLC and CD Financial, LLC are organized under the laws of the State of Florida. The rest of the members of the Group are citizens of the United States of America.

CUSIP NO. 45107K102	SCHEDULE 13D
Page 13 of 17 Pages

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported on this Statement by E. Gerald Kay, EGK, LLC, Riva Kay Sheppard, Christina Kay, Robert B. Kay, EVJ, LLC, Carl DeSantis, CDS Group Holdings, LLC and CD Financial, LLC were acquired by the members of the Group as a result of the spin-off (the “Spin-Off”) of the Issuer from Integrated BioPharma. The shares of the Issuer were distributed to all of the stockholders of record of Integrated BioPharma as of August 12, 2008. Integrated BioPharma’s stockholders received one Share of the Issuer’s Common Stock for every one share of Integrated BioPharma common stock owned by them at the close of business on August 12, 2008. The date of distribution of the Issuers Common Stock was August 18, 2008.

The securities reported by Integrated BioPharma were acquired pursuant to a conversion agreement, executed on August 19, 2008 in connection with the Spin-Off, whereby $2,700,000 worth of inter-company debt owed to Integrated BioPharma by the Issuer was converted into 1,266,706 shares of Common Stock.

No funds or other consideration was used by any member of the Group to acquire the shares subject hereof, and no funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the shares subject hereof.

Item 4. Purpose of Transaction.

As described above in Item 3, the content of which is incorporated by reference into this Item 4, the Issuer was spun-off from Integrated BioPharma. The Issuer has also completed a private offering of shares of its Common Stock to a limited number of investors, none of which are members of the Group, immediately following the distribution of the shares in the Spin-Off.

Other than these transactions planned in connection with the Spin-Off, the Group has no present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything to the contrary contained herein, each member of the Group reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

Item 5. Interest in Securities of the Issuer.

(a)     The members of the Group individually, and as a whole, may be deemed to have beneficial ownership of 13,954,013 shares of Common Stock of the Issuer, representing approximately 59.49% of the Issuer’s outstanding shares of Common Stock (the percentage of shares owned being based upon 23,457,519 shares outstanding on August 21, 2008).

(b)     E. Gerald Kay holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 3,961,544 shares of Common Stock. E. Gerald Kay may additionally be deemed to share beneficial ownership as well as voting and dispositive power with Riva Kay Sheppard with respect to 169,358 shares of Common Stock and with Christina Kay with respect to 169,358 shares of Common Stock. E. Gerald Kay is the manager of EGK LLC, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the 819,629 shares of Common Stock held by EGK LLC. As Chief Executive Officer of Integrated BioPharma, E. Gerald Kay may also be deemed to share beneficial ownership of the 1,266,706 shares held by that entity.

CUSIP NO. 45107K102	SCHEDULE 13D
Page 14 of 17 Pages

EGK, LLC holds shared voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 819,629 shares of Common Stock.

Riva Kay Sheppard holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 1,030,800 shares of Common Stock. Riva Kay Sheppard may be deemed to share beneficial ownership as well as voting and dispositive power with E. Gerald Kay with respect to 169,358 shares of Common Stock. As an Executive Vice President of Integrated BioPharma, Riva Kay Sheppard may also be deemed to share beneficial ownership of the 1,266,706 shares held by that entity.

Christina Kay holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 1,030,800 shares of Common Stock. Christina Kay may be deemed to share beneficial ownership as well as voting and dispositive power with E. Gerald Kay with respect to 169,358 shares of Common Stock. As an Executive Vice President of Integrated BioPharma, Christina Kay may also be deemed to share beneficial ownership of the 1,266,706 shares held by that entity.

Robert B. Kay holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 1,030,962 shares of Common Stock. Robert B. Kay is the manager of EVJ, LLC, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 819,629 shares of Common Stock held by EVJ, LLC. As a director of Integrated BioPharma, Robert B. Kay may also be deemed to share beneficial ownership of the 1,266,706 shares held by that entity.

EVJ, LLC holds shared voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 819,629 shares of Common Stock.

Carl DeSantis holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 1,429,305 shares of Common Stock. CD Financial, LLC owns 1,406,293 shares of Common Stock, of which Carl DeSantis may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) by virtue of the fact that he is the manager. Carl DeSantis is also the manager of CDS Group Holdings, LLC, and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the 819,629 shares of Common Stock held by CDS Group Holdings, LLC. As a holder of greater than 10% of the outstanding shares of Integrated BioPharma, Carl DeSantis may also be deemed to share beneficial ownership of the 1,266,706 shares held by that entity.

CDS Group Holdings, LLC holds shared voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 819,629 shares of Common Stock.

CD Financial, LLC holds shared voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 1,406,293 shares of Common Stock.

Integrated BioPharma, Inc. holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 1,266,706 shares of Common Stock.

(c)     Except in connection with their receipt of shares of Common Stock in the Spin-Off and in connection with the conversion agreement, no member of the Group has effected any transaction in the Common Stock of the Issuer in the past sixty days.

(d)     Not applicable.

(e)     Not applicable.

CUSIP NO. 45107K102	SCHEDULE 13D
Page 15 of 17 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The members of the Group individually, and as a whole, do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

99.A.     Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 45107K102	SCHEDULE 13D
Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2008	/s/E. Gerald Kay
E. Gerald Kay, individually

EGK, LLC

Dated: August 21, 2008	By: /s/E. Gerald Kay
Name: E. Gerald Kay
Title: Manager

Dated: August 21, 2008	/s/Riva Kay Sheppard
Riva Kay Sheppard, individually

Dated: August 21, 2008	/s/Christina Kay
Christina Kay, individually

Dated: August 21, 2008	/s/Robert B. Kay
Robert B. Kay, individually

EVJ, LLC

Dated: August 21, 2008	By:/s/Robert B. Kay
Name: Robert B. Kay
Title: Manager

Dated: August 21, 2008	/s/Carl DeSantis
Carl DeSantis, individually

CDS Group Holdings, LLC
Dated: August 21, 2008	By:/s/Carl DeSantis
Name: Carl DeSantis
Title: Manager

CD Financial, LLC

Dated: August 21, 2008	By:/s/Carl DeSantis
Name: Carl DeSantis
Title: Manager

Integrated BioPharma, Inc.
Dated: August 21, 2008	By: /s/E. Gerald Kay
Name: E. Gerald Kay
Title: Chief Executive Officer

CUSIP NO. 45107K102	SCHEDULE 13D
Page 17 of 17 Pages

EXHIBIT INDEX

99.A.     Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended.